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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Osteotech Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  688582105

     (Date of Event Which Requires Filing of this Statement)

                        December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number:  688582105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         John P. Curran

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         173,450

6.  Shared Voting Power:

         817,250

7.  Sole Dispositive Power:

         173,450

8.  Shared Dispositive Power:

         817,250

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         990,770

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares








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11. Percent of Class Represented by Amount in Row (9)

          6.9%

12. Type of Reporting Person

          IN












































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CUSIP Number:  688582105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Curran Partners, L.P.

2. Check the Appropriate Box if a Member of a Group a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

          817,250

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          817,250

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          817,250

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares








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11. Percent of Class Represented by Amount in Row (9)

          5.7%

12. Type of Reporting Person

          PN












































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Item 1(a) Name of Issuer:  Osteotech, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          51 James Way
          Eatontown, New Jersey  07724

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          John P. Curran
          Curran Partners, L.P.
          237 Park Avenue
          New York, New York 10017

          John P. Curran - United States citizen

          Curran Partners, L.P. - Delaware limited partnership

    (d) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock")

    (e)   CUSIP Number:  688582105


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,



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    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:

                   As of December 31, 1999: 990,700 shares owned by John P. Curran; 817,250 shares owned by Curran Partners, L.P.

             (b)   Percent of Class:

                   As of December 31, 1998:  6.9% by John P.
                   Curran; 5.7% by Curran Partners, L.P.


             (c)   John P. Curran:

                   As of December 31, 1999: 173,450 shares with sole power to vote or to direct the vote; 817,250 shares with shared power to vote or to direct the vote; 173,450 shares with sole power to dispose or to direct the disposition of 817,250 shares with shared power to dispose of or to direct the disposition of


                   Curran Partners, L.P.:

                   As of December 31, 1998:  0 shares with
                   sole power to vote or to direct the vote;
                   817,250 shares with shared power to vote



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                   or to direct the vote; 0 shares with sole
                   power to dispose or to direct the
                   disposition of; 817,250 shares with
                   shared power to dispose of or to direct
                   the disposition of


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A






























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Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CURRAN PARTNERS, L.P.

By: /s/ John P. Curran
    _________________________
    John P. Curran
    General Partner


    /s/ John P. Curran
    _______________________
    JOHN P. CURRAN


    June 7, 2000
    _________________________
    Date









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                            AGREEMENT

    The undersigned agree that this Schedule 13G dated June 7,

2000 relating to the Common Stock of Osteotech Inc. shall be filed on behalf of the undersigned.


                                       CURRAN PARTNERS, L.P.


                                       By:  /s/  John P. Curran
                                       ________________________
                                       John P. Curran
                                       General Partner


                                       /s/ John P. Curran
                                       _________________________
                                       John P. Curran






























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